SECURUM CAPSA, INC.

TERMS FOR OFFERING OF SERIES SEED PREFERRED STOCK
PURSUANT TO REGULATION CROWDFUNDING

The following is a summary of the principal terms with respect to the offering of Series Seed Preferred Stock of Securum Capsa, Inc., a Delaware corporation (the "*Company*") to be conducted on the WeFunder crowdfunding portal (the "*Portal*") pursuant to Section 4(a)(6) of the Securities Act of 1933 (the "*Act*") and Regulation Crowdfunding promulgated thereunder ("*Regulation CF*"). This summary of terms does not constitute a legally binding obligation. A legally binding obligation will be created only pursuant to definitive subscription documentation mutually executed by the Company and each purchaser through the Portal.

Security to be Issued:	Series Seed Preferred Stock of the Company (the "*Series Seed Shares*").
Aggregate Proceeds:	Up to $1,069,999.25 in aggregate new capital from the sale of Series Seed Shares in this offering.
Purchasers:	Investors who purchase Series Seed Shares through the Portal or a similar registered funding portal and meet investor qualifications under Regulation CF ("*Purchasers*").
Price Per Share:	The price per share (the "*Standard Issue Price*") of the Series Seed Shares will be $3.41, which is based on a pre-money valuation of $29,015,591.11; provided, Purchasers of the first $249,999.96 in Series Seed Shares will be entitled to a discounted price per share (the "*Early Bird Issue Price*") of $2.94, which is based on a pre-money valuation of $25,016,374.74.
Convertible Notes:	If the amount of aggregate new capital raised in this offering equals or exceeds $100,000 or if the majority-in-interest of the Company's outstanding Series 2018A Convertible Promissory Notes (the "*Series 2018A Notes*") so elect, then $26,000 of outstanding principle due under the Series 2018A Notes (and all accrued unpaid interest thereon) will convert into shares of Series Seed-1 Preferred Stock (the "*Conversion Shares*"; collectively with the Series Seed Shares, the "*Preferred Shares*")) at a conversion price equal to 75% of the Early Bird Issue Price (the "*Note Conversion Price*").
	If the amount of aggregate new capital raised in this offering equals or exceeds $1,000,000 or if the majority-in-interest of the Company's outstanding Series 2018B Convertible Promissory Notes (the "*Series 2018B Notes*") so elect, then an additional $1,038,106 of outstanding principle due under the Series 2018B Notes (and all accrued unpaid interest thereon) will convert into Conversion Shares at the Note Conversion Price.
	The Conversion Shares (as defined below) are not included in the pre-money shares for purposes of determining the Standard and Early Bird Issue Prices.
Conversion:	Each Preferred Share is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Dividends:	All dividends will be declared pro rata on the Common Stock and the Preferred Shares on a pari passu basis according to the number of shares of Common Stock held by the holders. For this purpose, holders of Preferred Shares will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all Preferred Shares held by such holder.

Liquidation Preference:	Each Series Seed Preferred Share and Conversion Share will be entitled, on a pari passu basis, to a liquidation preference equal to one times the Standard Issue Price and Note Conversion Price, respectively, plus declared but unpaid dividends thereon, with the balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Voting Rights:	The Preferred Shares are non-voting, except as specifically required by the Company's Certificate of Incorporation or by the Delaware General Corporation Law ("***DGCL***").
Major Investors	Purchasers investing $50,000 or more in the offering ("***Major Investors***") will receive customary information and inspection rights. In addition, Major Investors that are "accredited investors" (as defined under the Act) will have the right to purchase their pro rata share of future equity securities issued by the Company, subject to customary exceptions.

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